Exhibit 11

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        Computation of Earnings Per Share

In thousands, except per-share amounts                  Three Months Ended September 30,    Nine Months Ended September 30,
                                                                2002          2001                2002          2001
BASIC:

Net (loss) income applicable to common stockholders (1) ..  $   (10,932)   $  70,736            $ (13,548)    $ 175,050
                                                            ===========    =========            =========     =========


Weighted average number of common shares outstanding .....       58,311       63,588                60,653       62,898
Assumed conversion of convertible preferred stock (2) ....           --       35,258                    --       34,833
                                                            -----------    ---------             ---------    ---------
                                                                 58,311       98,846                60,653       97,731
                                                            ===========    =========            =========     =========


Net (loss) income per share ..............................  $     (0.19)   $    0.72             $   (0.22)   $    1.79


DILUTED:

Net (loss) income applicable to common stockholders (1) ..  $   (10,932)   $  70,736             $ (13,548)   $ 175,050
                                                            ===========    =========             =========    =========


Weighted average number of common shares outstanding .....       58,311       63,588                60,653       62,898
Net effect of assumed exercise of stock options based on
     treasury stock method using average market price (2)            --        2,180                   --         2,077
Assumed conversion of convertible preferred stock (2) ....           --       35,258                   --        34,833
                                                            -----------    ---------             ---------    ---------
                                                                 58,311      101,026               60,653        99,808
                                                            ===========    =========            =========     =========


Net (loss) income per share ..............................   $    (0.19)   $    0.70            $   (0.22)  $    1.75

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(1)  For the three- and nine-month periods ended September 30, 2001, basic and diluted earnings per share are calculated by adding back the Series C convertible preferred dividend of $8.8 million and $25.8 million, respectively. In determining the number of dilutive shares outstanding, the Series C convertible preferred stock is assumed to have been converted into
     35.3 million and 34.8 million shares, respectively, at the beginning of the periods.

(2) In accordance with SFAS 128, the earnings per share calculations for the three- and nine-month periods ended September 30, 2002 exclude the assumed conversion of the convertible preferred stock and the outstanding stock options as they are anti-dilutive.